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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 43)

                         ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                          87927W10
       (Title of class of securities)                             (CUSIP number)

                           ALEXANDER ROSENZWEIG, ESQ.
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                           PIRELLI NORTH AMERICA, INC.
                                75 FIFTH STREET,
                                  SUITE 320-321
                             ATLANTA, GEORGIA 30308
                                 (404) 920-0744

                                 WITH A COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 AUGUST 14, 2006
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

-----------------------------------       --------------------------------------
CUSIP No.  87927W10                  13D                             Page 2 of 5
-----------------------------------       --------------------------------------

--------    --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON                         PIRELLI & C. S.p.A.
            I.R.S. IDENTIFICATION NO.                        Not Applicable
            OF ABOVE PERSON
--------    --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a) [_]
                                                                        (b) [_]
--------    --------------------------------------------------------------------
    3       SEC USE ONLY
--------    --------------------------------------------------------------------
    4       SOURCE OF FUNDS:                                          BK, WC
--------    --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEM 2(d) OR 2(e):                                             [_]
--------    --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION:                  Italy

--------------------------------------------------------------------------------
                    7       SOLE VOTING POWER:                       182,113,185

     NUMBER OF  --------    ----------------------------------------------------
      SHARES        8       SHARED VOTING POWER:                   2,407,345,359
   BENEFICIALLY                                                    (See Item 5)
     OWNED BY   --------    ----------------------------------------------------
       EACH         9       SOLE DISPOSITIVE POWER:                  182,113,185
     REPORTING
    PERSON WITH --------    ----------------------------------------------------
                   10       SHARED DISPOSITIVE POWER:              2,407,345,359
                                                                   (See Item 5)
--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                   2,589,458,544
--------    --------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES:                                                     [_]
--------    --------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           19.35%

--------    --------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON:                              CO

-----------------------------------       --------------------------------------
CUSIP No.  87927W10                  13D                             Page 3 of 5
-----------------------------------       --------------------------------------

--------    --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON                         OLIMPIA S.p.A.
            I.R.S. IDENTIFICATION NO.                        Not Applicable
            OF ABOVE PERSON
--------    --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a) [_]
                                                                        (b) [_]
--------    --------------------------------------------------------------------
    3       SEC USE ONLY
--------    --------------------------------------------------------------------
    4       SOURCE OF FUNDS:                                          WC
--------    --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEM 2(d) OR 2(e):                                             [_]
--------    --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION:                  Italy

--------------------------------------------------------------------------------
                    7       SOLE VOTING POWER:                           0

     NUMBER OF  --------    ----------------------------------------------------
      SHARES        8       SHARED VOTING POWER:                   2,407,345,359
   BENEFICIALLY                                                    (See Item 5)
     OWNED BY   --------    ----------------------------------------------------
       EACH         9       SOLE DISPOSITIVE POWER:                      0
     REPORTING
    PERSON WITH --------    ----------------------------------------------------
                   10       SHARED DISPOSITIVE POWER:              2,407,345,359
                                                                   (See Item 5)
--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                   2,407,345,359
                                                                   (See Item 5)
--------    --------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES:                                                     [_]
--------    --------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           17.99%
                                                                    (See Item 5)
--------    --------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON:                              CO

         This Amendment No. 43 amends the Statement on Schedule 13D, dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A. (which, as reported in Amendment No. 21 to the Statement on Schedule 13D, subsequently merged with and into Pirelli & C. S.p.A., a company incorporated under the laws of the Republic of Italy), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy, with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

         Pirelli & C., Olimpia, Edizione Holding and Edizione Finance, UCI and BCI are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Pirelli & C. and Olimpia in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli & C. and Olimpia are responsible solely for the information contained in their separate filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of Olimpia nominated by Edizione Holding and Edizione Finance, UCI or BCI has been provided by the nominating person or by such nominee director or officer.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

         Reference is made to the Share Forward Agreement (as that term is defined in Item 5 of Amendment No. 41 to the Statement on Schedule 13D). On August 14, 2006, Pirelli Finance (Luxembourg) S.A. ("PFL"), a wholly-owned subsidiary of Pirelli & C., purchased 134,957,885 Telecom Italia Shares from Banca Caboto S.p.A. ("Caboto") for an aggregate cash purchase price of
(euro)312,013,048 pursuant to the Share Forward Agreement, thereby terminating, and settling the respective obligations of the parties under, such agreement. PFL obtained the purchase price from its own available cash resources.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The information contained in Item 3 above is incorporated herein by reference. The acquisition by PFL of 134,957,885 Telecom Italia Shares as described in Item 3 above does not result in any change to the number of Telecom Italia Shares beneficially owned by Pirelli & C. As described in Item 5 of Amendment No. 41 to the Statement on Schedule 13D, such shares were deemed to be beneficially owned by Pirelli & C. on the date on which the Share Forward Agreement was entered into.











                               Page 4 of 5 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    August 29, 2006

                                        PIRELLI & C. S.p.A.


                                        By:    /s/ Anna Chiara Svelto
                                            ------------------------------------
                                             Name: Anna Chiara Svelto
                                             Title:  Attorney-in-fact


                                        OLIMPIA S.p.A.


                                        By:    /s/ Luciano Gobbi
                                            ------------------------------------
                                             Name: Luciano Gobbi
                                             Title:Director and Attorney-in-fact



                               Page 5 of 5 Pages